EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Elan Corporation, plc

Dear Sirs:

We consent to incorporation by reference in the Registration Statement on Form S-8 of Elan Corporation, plc (filed with the Securities and Exchange Commission on June 7, 2012) of our reports dated February 23, 2012, with respect to the consolidated balance sheets of Elan Corporation, plc as of December 31, 2011 and 2010, and the related consolidated statements of operations, shareholders’ equity/(deficit) and other comprehensive income/(loss) and cash flows, for each of the years in the three-year period ended December 31, 2011, and the related financial statement Schedule II, and the effectiveness of internal control over financial reporting as of December 31, 2011, which reports appear in the December 31, 2011 annual report on Form 20-F of Elan Corporation, plc.

/s/ KPMG
Dublin, Ireland

June 7, 2012